UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 005-87436

KNOT Offshore Partners LP

(Exact name of Registrant as specified in its Charter)

2 Queen’s Cross,

Aberdeen,

Aberdeenshire AB15 4YB,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of KNOT Offshore Partners LP (the “Partnership”), dated May 10, 2013, announcing the date of the Partnership’s 2013 Annual Meeting of Unitholders.

EXHIBITS

The following documents are furnished herewith and incorporated by reference into this report:

99.1	Press release of KNOT Offshore Partners LP, dated May 10, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: May 14, 2013

	By:	/s/ ARILD VIK
	Name:	Arild Vik
	Title:	Chief Executive Officer and Chief Financial Officer

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